March 1, 2012

Ms. Nora Everett, President

Principal Funds, Inc.

Principal Financial Group

Des Moines, IA 50392-2080

Dear Ms. Everett

Principal Management Corporation intends to purchase the following shares (the “Shares”):

Principal Funds, Inc. -	Purchase Amount	Shares Purchased
Overseas Fund – Class R1	$10,000	1,011.1220
Overseas Fund – Class R2	$10,000	1,011.1220
Overseas Fund – Class R3	$10,000	1,011.1220
Overseas Fund – Class R4	$10,000	1,011.1220
Overseas Fund – Class R5	$10,000	1,011.1220

Each share of the Overseas Fund has a par value of $0.01 and a price of $9.89 per share. In connection with such purchase, Principal Management Corporation represents and warrants that it will purchase such Shares as an investment and not with a view to resell, distribute or redeem.

PRINCIPAL MANAGEMENT CORPORATION

By	/s/ Michael Roughton
Michael D. Roughton Senior Vice President and Counsel